Preliminary Terms ISSUER FREE WRITING PROSPECTUS Filed pursuant to Rule 433 Registration Nos. 333-169682, 333-169682-01 November 16, 2010

US$

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Currency-Linked Notes due December     , 2013

(Linked to a Basket of Currency Exchange Rates)

•

Nomura America Finance, LLC is offering currency-linked notes due December     , 2013 (linked to a basket of currency exchange rates) (the “notes”) described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•

The notes provide exposure to the average increase, if any, during the term of the notes in the value of a currency basket composed of the U.S. dollar (USD) relative to the Brazilian real (BRL), the Australian dollar (AUD), the Norwegian krone (NOK) and the Canadian dollar (CAD). Generally, by purchasing the notes, investors will take the view that the foreign currencies in the basket will, on a net basis, appreciate in value against the U.S. dollar. Subject to our creditworthiness, the minimum cash settlement amount at maturity will be equal to the principal amount. The notes will not bear interest, and you may not receive any return on your investment in the notes.

•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:

US$            (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date but prior to the original issue date)

Style of Note:	Bullish
Reference Asset:

A basket (the “basket”) composed of the U.S. dollar quoted relative to each of one Brazilian real, one Australian dollar, one Norwegian krone and one Canadian dollar (each, a “basket currency,” and together, the “basket currencies”). The basket currencies will be weighted in accordance with the component weights specified below.

	Basket Currency	Component Weight*	Initial Value*

	BRLUSD	25%

	AUDUSD	25%

	NOKUSD	25%

	CADUSD	25%

	* To be determined on the trade date.

Cash Settlement Amount:

The cash settlement amount will equal the principal amount plus the additional amount, if any. The additional amount will be calculated as the principal amount x basket performance (defined below) x participation rate (defined below), but it will not be less than zero.

As a result, at maturity:

1. If the basket performance is greater than 0%, then you will receive a cash settlement amount equal to: principal amount + [(principal amount × basket performance) x participation rate]

2. If the basket performance is less than or equal to 0%, then you will receive a cash settlement amount equal to the principal amount of your notes

Basket Performance:

The basket performance is equal to the sum of the weighted returns for each of the basket currencies. The weighted return for each basket currency will be (i) the quotient of (a) the final value on the final valuation date for that currency (determined as described below) minus the initial value for that currency divided by (b) the initial value for that currency, times (ii) the component weight (0.25, or 25%) of that currency.

Final Value:

Averaging final value is applicable. For each basket currency, the final value on the final valuation date will be determined by first determining the “fixing level” for that basket currency as described under “General Terms of the Currency-Linked Notes—Common Reference Assets” in the accompanying product prospectus supplement on each of the semi-annual averaging observation dates and the final valuation date and then by averaging those fixing levels to arrive at the final value for that basket currency.

If any of the pages used as sources for the value of the applicable basket currency on a semi-annual averaging observation date or the final valuation date are not available on such date, then the value of the applicable basket currency for such date will be calculated by the calculation agent as described under “General Terms of the Currency-Linked Notes—Unavailability of the Value or Level of the Reference Asset” in the accompanying product prospectus supplement.

Averaging Observation Dates:	Semi-annual observation on each June and December (or, if not a business day, then as observed on the next business day)
Participation Rate:	To be set on the trade date and expected to be between 100% and [120]%
Trade Date:	, 2010
Original Issue Date:	December , 2010
Final Valuation Date:

December     , 2013, subject to extension for market disruption events as described under “General Terms of the Currency-Linked Notes—Market Disruption Events” in the accompanying product prospectus supplement

Stated Maturity Date:

December     , 2013. The actual maturity date for your notes may be different if adjusted for business days as described under “General Terms of the Currency-Linked Notes—Stated Maturity Date” in the accompanying product prospectus supplement

Early Redemption:	Not redeemable
Automatic Call:	Not automatically callable
Public Offering Price:	100.00%
Minimum Initial Investment Amount:	$1,000
Denominations:	$1,000 and integral multiples thereof
Program:	Senior Global Medium-Term Notes, Series A

Program Ratings(1):	Standard & Poor’s: BBB+ Moody’s: (P)Baa2 (provisional)
CUSIP No.:	65539AAF7
ISIN No.:	US65539AAF75
Currency:	U.S. dollars
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.
Calculation Agent:	Nomura Securities International, Inc.
Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)

Investing in the notes involves certain risks. You should carefully consider the risk factors beginning on page P-6 of this free writing prospectus, under “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the accompanying product prospectus supplement, under “Risk Factors” in the accompanying prospectus, and incorporated by reference into the accompanying prospectus before you invest in the notes.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, as the original issue date will occur more than three business days from the trade date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission(2)	Proceeds to Issuer
Per Note	100.00%	%	%
Total	$	$	$

The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above.

(1)

          A “BBB” rating is the fourth-highest category of S&P rating while a “+” or “-” designation shows the relative standing within the major rating categories. A “BBB” rating by S&P generally indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. A “(P)Baa2” provisional rating by Moody’s is in the middle of the fourth-highest category of Moody’s rating. Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. The modifier “1” indicates that the obligation ranks in the higher end of its generic rating category; the modifier “2” indicates a mid-range ranking; and the modifier “3” indicates a ranking in the lower end of that generic rating category. Moody’s often assigns a provisional rating when the assignment of a final rating is subject to the fulfillment of contingencies but it is highly likely that the rating will become definitive after all documents are received or an obligation is issued into the market. Credit ratings are not a recommendation to buy, sell or hold securities and may be subject to downward revision, suspension or withdrawal at any time by the relevant rating agencies. Each rating should be evaluated independently of any other rating. Program ratings are not definitive ratings issued for a specific debt security and indicate only the rating agencies’ view of the obligor’s ability to meet its obligations.

(2)

          The price at which you purchase the notes includes the agent’s commission, which will not exceed 2.25%, and includes the costs and profits that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. See “Plan of Distribution” in the accompanying prospectus and “Additional Risk Factors Specific to Your Notes—The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Our Cost of Hedging Our Market Risk Under the Notes is Likely to Adversely Affect the Value of the Notes Prior to the Maturity Date” in the accompanying product prospectus supplement and below.

Nomura Securities International, Inc. will offer the notes to which this free writing prospectus relates to the public at the public offering price set forth above and to certain dealers at such price less a concession not in excess of 2.25% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. We will disclose our share of the total offering expenses, excluding underwriting discounts and commissions, in a pricing supplement to be filed in connection with the offer of the notes.

We may use this free writing prospectus in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this free writing prospectus in market-making transactions in the notes after their initial sale. Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.

Nomura Securities International, Inc. is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Nomura Securities International, Inc. is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Nomura Securities International, Inc. and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. Nomura Securities International, Inc. and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or “SEC,” for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and any other documents relating to the securities that we or Nomura have filed with the SEC for more complete information about us, Nomura and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

Nomura

ADDITIONAL INFORMATION

We have filed a registration statement (including a prospectus, which we refer to as the “prospectus”) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the securities that we or Nomura have filed with the SEC for more complete information about us, Nomura and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

You may access our documents on the SEC web site at www.sec.gov as follows:

•	Prospectus dated September 30, 2010:

http://www.sec.gov/Archives/edgar/data/1163653/000119312510220937/df3asr.htm

•	Product Prospectus Supplement dated November 15, 2010:

http://www.sec.gov/Archives/edgar/data/1163653/000119312510260211/d424b3.htm

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated September 30, 2010, and under “Additional Risk Factors Specific to Your Notes” in the accompanying product prospectus supplement, dated November 15, 2010. You should carefully consider whether the notes are suited to your particular circumstances. Your notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

This free writing prospectus should be read together with the accompanying prospectus, dated September 30, 2010, and the accompanying product prospectus supplement, dated November 15, 2010. The information in the accompanying prospectus and product prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this free writing prospectus. We urge you to read all of the following information about all of the risks associated with the notes, together with the other information in this free writing prospectus and the accompanying prospectus and product prospectus supplement before investing in the notes.

Your Notes Will Not Bear Interest, and You May Not Receive Any Return on Your Investment

You will not receive any interest payments on your notes. In addition, at maturity you will be paid a cash settlement amount consisting of the principal amount of your notes plus an additional amount, if any. Whether you will be entitled to an additional amount will be determined solely by the average of the final values of the currency exchange rates in the currency basket on the semi-annual averaging observation dates and the final valuation date as compared to their initial values. There can be no assurance that the currency basket will increase in value over the term of the notes, and you may not receive any amounts in excess of the principal amount you invested on the maturity date. Even if the amount payable on your notes on the maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to repay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets will consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are also guaranteed by Nomura. Therefore, as a practical matter, our ability to repay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that they will decline in value in the secondary market, perhaps substantially. If you attempt to sell your notes in the secondary market in such an environment, you may incur a substantial loss.

In addition, notes that are rated below BBB- by Standard & Poor’s or Baa3 by Moody’s are generally considered by the market to be non-investment grade securities and are deemed to be speculative investments. If Nomura’s credit rating is downgraded below these levels, there may be a significant adverse effect on the price for which you may sell your notes in the secondary market.

Because Nomura is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In Japan, Nomura Securities Co., Ltd., as a securities company, is required to maintain an “adjusted capital” ratio at specified levels. In the United States, Nomura Securities

International, Inc. is subject to certain minimum net capital requirements and capital adequacy requirements. In the United Kingdom, Nomura International plc is regulated by the U.K. Financial Services Authority and is subject to the capital requirements of that authority. In addition, certain of Nomura’s other subsidiaries are subject to securities and banking regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which such subsidiaries operate. As a result, Nomura’s ability to receive funds from those subsidiaries may be limited, and Nomura’s ability to pay on its guarantee of the notes may also be limited.

Linking the Return on the Notes to a Basket of Currencies Instead of a Single Currency Exposes You to Volatility Risk

The cash settlement amount at maturity will be based on the average performance of the U.S. dollar against each of the basket currencies, as measured on each semi-annual averaging observation date and on the final valuation date. If the currencies in the basket are volatile, an increase in one or more of the basket currencies on one semi-annual averaging observation date may be substantially or entirely offset by a decrease on another semi-annual averaging observation date. Currency exchange rates tend to be volatile and are affected by many factors as discussed below under “—The Return on Your Notes Will Depend on Changes in the Exchange Rates of the Basket Currencies and Is Subject to Foreign Currency Exchange Risk.” Even if the general trend of the basket currency value is increasing over time, if volatility in exchange rates caused a decrease in the basket value on a semi-annual averaging observation date, you may not receive any payment at maturity in excess of the principal amount.

Linking the Return on the Notes to the Performance of the U.S. Dollar Against a Basket of Currencies Instead of a Single Currency May Lower the Return on Your Investment

Because the cash settlement amount at maturity will be based on the performance of the U.S. dollar against each of the basket currencies, a significant appreciation of one or more basket currencies relative to the U.S. dollar may be substantially or entirely offset by the depreciation of one or more basket currencies relative to the U.S. dollar during the same time period. As a result, your payment at maturity may be significantly lower than it would have been if your note had been linked to only the currency with significant appreciation.

The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Our Cost of Hedging Our Market Risk Under the Notes is Likely to Adversely Affect the Value of the Notes Prior to the Maturity Date

The price at which you purchase the notes includes a selling concession (including a broker’s commission), as well as the costs that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that we (or our affiliates) expect to realize in consideration for assuming the risks inherent in providing the hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less than your original purchase price.

The Return on Your Notes Will Depend on Changes in the Exchange Rates of the Basket Currencies and Is Subject to Foreign Currency Exchange Risk

Any amount additional to the principal amount of your notes that we pay on the maturity date will be based upon the performance of the weighted basket currencies, as measured from the initial value of each basket currency to the final value of such basket currency, which will be an average of the value of such currencies on each averaging observation date and the final valuation date. Fluctuations in the U.S. dollar relative to the values (the “exchange rates”) for the basket currencies will affect the market price of your notes, the basket performance and the cash settlement amount at maturity.

The exchange rates for the basket currencies are the result of the supply of, and the demand for, those basket currencies. Changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or area of each basket currency and the United States, including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of governmental surpluses or deficits in the relevant foreign country and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the United States and other countries important to international trade and finance.

We cannot assure you that a currency crisis or significant devaluation will not happen in the future to one or more of the basket currencies during the term of the notes. If one or more of the basket currencies experiences devaluation, the value of the notes will be significantly adversely affected.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, but they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Value of the Basket Currencies on Any Date Other Than the Semi-Annual Averaging Observation Dates and the Final Valuation Date

The cash settlement amount that will be paid on your notes at maturity will be determined based on the average of the values for such basket currencies on the semi-annual averaging observation dates and the final valuation date. Although the actual value of the basket currencies on the maturity date or at other times during the term of your notes may be higher than the final value of the basket currencies determined on the averaging observation dates and the final valuation date, you will not benefit from the value of the basket currencies on any dates other than the semi-annual averaging observation dates and the final valuation date.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. We expect that, generally, the behavior of the exchange rates will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the exchange rates. The following factors, which are beyond our control, may influence the market value of your notes:

•	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

•	the time to maturity of the notes;

•	the level and the volatility of, or the perception of expected volatility of, the exchange rates;

•	interest and yield rates in the market generally and expectations about future interest and yield rates; and

•	economic, financial, political, regulatory or judicial events that affect the debt markets generally.

These factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value or price of, or income on, your investment.

The accompanying prospectus and the accompanying product prospectus supplement contain a general description of certain U.S. tax considerations relating to the notes under “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences”, respectively. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

HYPOTHETICAL RETURNS

The examples set forth below are included for illustrative purposes only. The hypothetical final values for the Brazilian real, the hypothetical initial and final values of the basket currencies and the hypothetical basket performances used to illustrate the calculation of the final value of the basket currencies, the basket performance and cash settlement amount, respectively, are neither estimates nor forecasts of the exchange rates of the basket currencies on the trade date, the semi-annual averaging observation dates, the final valuation date or on any trading day prior to the maturity date. The values and performances shown below have been chosen arbitrarily and are not associated with Nomura Research forecasts for the relevant values, exchange rates or performances and should not be taken as indicative of the future performance of such values, exchange rates or performances.

Calculation of Average Final Value

The following table represents hypothetical final values for the Brazilian real (expressed in terms of U.S. dollars per one Brazilian real) at each semi-annual observation date. The following is an example for illustrative purposes only.

Period 1 Final Value	Period 2 Final Value	Period 3 Final Value	Period 4 Final Value	Period 5 Final Value	Period 6 Final Value	Average Final Value

0.6756	0.6169	0.5288	0.5931	0.5503	0.5195	0.5807

Calculation of Basket Performance

The following table represents a hypothetical basket performance for the note. The following is an example for illustrative purposes only and assumes an initial value, component weighting and average final value for each basket component. The actual initial value and weighting of each basket currency will be set on the trade date, and the average final value will be determined on the final valuation date.

Basket Currency	Initial Value	Weighting	Average Final Value	Weighted Currency Return

BRL	0.5875	25%	0.5807	-0.289%

AUD	1.0012	25%	1.0344	0.829%

NOK	0.1709	25%	0.1809	1.463%

CAD	0.9979	25%	0.9459	-1.303%

	Basket Performance = Sum of Weighted Currency Returns =			0.700%

As illustrated by the example above, a significant appreciation of one or more basket currencies relative to the U.S. dollar (represented by a increase in the final value relative to the initial value) may be substantially or entirely offset by the depreciation of one or more basket currencies relative to the U.S. dollar (represented by a decrease in the final value relative to the initial value) during the same time period. See “Additional Risk Factors Specific to Your Notes—Linking the Return on the Notes to a Basket of Currencies Instead of a Single Currency May Lower the Return on Your Investment” above.

Calculation of Cash Settlement Amount

The following examples represent a hypothetical cash settlement amount for the note under various outcomes of the basket performance. Each example assumes that a holder has purchased notes with an aggregate principal amount of $1,000, a participation rate of 110% (the mid-point of the expected range of 100% to 120%; the participation rate will be set on the trade date), and that no market disruption event occurs on any valuation date.

Example 1—	Calculation of the cash settlement amount where the basket performance on the final valuation date is less than or equal to 0%.

	Basket Performance:	-25%

	Cash Settlement Amount:	$1,000; If the basket performance on the final valuation date is less than or equal to 0%, the cash settlement amount will equal the principal amount of the notes.

	On a $1,000 investment, a basket performance of -25% results in a cash settlement amount of $1,000, a 0% return on the notes.

Example 2—	Calculation of the cash settlement amount where the basket performance on the final valuation date is greater than 0%.

	Basket Performance:	0.70%

	Cash Settlement Amount:	$1,000 + ($1,000 × 0.70%) × 110% = $1,000 + $7.70 = $1,007.70

	On a $1,000 investment, a basket performance of 0.70% results in a cash settlement amount of $1,007.70, a 0.77% return on the notes.

Example 3—	Calculation of the cash settlement amount where the basket performance on the final valuation date is greater than 0%.

	Basket Performance:	20%

	Cash Settlement Amount:	$1,000 + ($1,000 × 20%) × 110% = $1,000 + $220 = $1,220

	On a $1,000 investment, a basket performance of 20% results in a cash settlement amount of $1,220, a 22% return on the notes.

HISTORICAL INFORMATION

Each of the exchange rates has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the exchange rates during any period shown below is not an indication that such exchange rates are more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical exchange rates or the hypothetical historical basket performance as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rates or the basket will result in your receiving an amount greater than the principal amount of the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rates or the basket. The actual performance of the exchange rates and the basket over the life of the notes, as well as the amount payable at maturity, may bear little relation to the historical exchange rates and the hypothetical historical basket performance shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the basket currencies (expressed as the U.S. dollar value of one foreign currency unit) for each calendar quarter from January 1, 2006 to September 30, 2010 and for the period from October 1, 2010 to November 9, 2010, as published by Reuters, and displayed on the relevant Reuters page for such periods. As set forth in the following tables, an increase in an exchange rate for a given period indicates a strengthening of the relevant basket currency against the U.S. dollar, while a decrease in an exchange rate indicates a weakening of the relevant basket currency against the U.S. dollar.

We obtained the information in the tables and chart below from Reuters without independent verification. The historical exchange rates, the historical exchange rate performance and the hypothetical historical basket performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final average of the exchange rates will be equal to or greater than the initial exchange rates or that the payment amount at maturity will be greater than the principal amount of the notes.

Quarterly High, Low and Period End Exchange Rates of USD versus BRL

Period Start Date	Period End Date	High	Low	Period End
1/1/06	3/31/06	0.4772	0.4250	0.4623
4/1/06	6/30/06	0.4882	0.4161	0.4620
7/1/06	9/30/06	0.4718	0.4474	0.4603
10/1/06	12/31/06	0.4715	0.4539	0.4684
1/1/07	3/31/07	0.4941	0.4627	0.4859
4/1/07	6/30/07	0.5281	0.4857	0.5187
7/1/07	9/30/07	0.5467	0.4675	0.5459
10/1/07	12/31/07	0.5801	0.5344	0.5621
1/1/08	3/31/08	0.6031	0.5434	0.5697
4/1/08	6/30/08	0.6299	0.5682	0.6236
7/1/08	9/30/08	0.6435	0.5083	0.5248
10/1/08	12/31/08	0.5278	0.3816	0.4323
1/1/09	3/31/09	0.4635	0.4081	0.4316
4/1/09	6/30/09	0.5242	0.4316	0.5123
7/1/09	9/30/09	0.5686	0.4932	0.5645
10/1/09	12/31/09	0.5908	0.5534	0.5739
1/1/10	3/31/10	0.5836	0.5270	0.5607
4/1/10	6/30/10	0.5817	0.5220	0.5544
7/1/10	9/30/10	0.5935	0.5518	0.5927
10/1/10	11/9/10	0.6087	0.5798	0.5875

Quarterly High, Low and Period End Exchange Rates of USD versus AUD

Period Start Date	Period End Date	High	Low	Period End
1/1/06	3/31/06	0.7588	0.7013	0.716
4/1/06	6/30/06	0.7792	0.7113	0.7422
7/1/06	9/30/06	0.7721	0.7396	0.7463
10/1/06	12/31/06	0.7931	0.7412	0.789
1/1/07	3/31/07	0.8126	0.7695	0.8084
4/1/07	6/30/07	0.8521	0.8062	0.8486
7/1/07	9/30/07	0.8887	0.7672	0.8872

10/1/07	12/31/07	0.9401	0.8551	0.8757
1/1/08	3/31/08	0.9498	0.8511	0.9126
4/1/08	6/30/08	0.9667	0.9028	0.9578
7/1/08	9/30/08	0.9849	0.7800	0.7941
10/1/08	12/31/08	0.8019	0.6004	0.7073
1/1/09	3/31/09	0.7266	0.6245	0.692
4/1/09	6/30/09	0.8263	0.6854	0.8067
7/1/09	9/30/09	0.8847	0.7700	0.8834
10/1/09	12/31/09	0.9405	0.8566	0.8972
1/1/10	3/31/10	0.933	0.8576	0.9166
4/1/10	6/30/10	0.9389	0.8065	0.8399
7/1/10	9/30/10	0.9733	0.8314	0.9667
10/1/10	11/9/10	1.0182	0.9540	1.0012

Quarterly High, Low and Period End Exchange Rates of USD versus NOK

Period Start Date	Period End Date	High	Low	Period End
1/1/06	3/31/06	0.1539	0.1457	0.1526
4/1/06	6/30/06	0.1675	0.1516	0.1606
7/1/06	9/30/06	0.1641	0.1510	0.1529
10/1/06	12/31/06	0.1646	0.1474	0.1604
1/1/07	3/31/07	0.1651	0.1540	0.1645
4/1/07	6/30/07	0.1700	0.1629	0.1699
7/1/07	9/30/07	0.1859	0.1657	0.1856
10/1/07	12/31/07	0.1909	0.1781	0.1840
1/1/08	3/31/08	0.1988	0.1777	0.1963
4/1/08	6/30/08	0.2024	0.1901	0.1966
7/1/08	9/30/08	0.1998	0.1683	0.1706
10/1/08	12/31/08	0.1715	0.1367	0.1440
1/1/09	3/31/09	0.1599	0.1371	0.1486
4/1/09	6/30/09	0.1636	0.1461	0.1556
7/1/09	9/30/09	0.1742	0.1514	0.1733
10/1/09	12/31/09	0.1816	0.1696	0.1726
1/1/10	3/31/10	0.1790	0.1639	0.1684
4/1/10	6/30/10	0.1718	0.1487	0.1540
7/1/10	9/30/10	0.1719	0.1525	0.1704
10/1/10	11/9/10	0.1754	0.1679	0.1709

Quarterly High, Low and Period End Exchange Rates of USD versus CAD

Period Start Date	Period End Date	High	Low	Period End
1/1/06	3/31/06	0.8856	0.8477	0.8563
4/1/06	6/30/06	0.9152	0.8495	0.8953
7/1/06	9/30/06	0.9068	0.8728	0.8945
10/1/06	12/31/06	0.8975	0.8570	0.8584
1/1/07	3/31/07	0.8699	0.8420	0.8673
4/1/07	6/30/07	0.9549	0.8621	0.9389
7/1/07	9/30/07	1.0091	0.9204	1.0088
10/1/07	12/31/07	1.1042	0.9759	1.0036
1/1/08	3/31/08	1.0301	0.9636	0.9748
4/1/08	6/30/08	1.0187	0.9685	0.9795
7/1/08	9/30/08	1.0028	0.9241	0.9397
10/1/08	12/31/08	0.9484	0.7682	0.8220
1/1/09	3/31/09	0.8504	0.7655	0.7932
4/1/09	6/30/09	0.9275	0.7865	0.8602
7/1/09	9/30/09	0.9443	0.8530	0.9355
10/1/09	12/31/09	0.9800	0.9126	0.9508
1/1/10	3/31/10	0.9941	0.9276	0.9850
4/1/10	6/30/10	1.0075	0.9216	0.9397
7/1/10	9/30/10	0.9899	0.9366	0.9721
10/1/10	11/9/10	1.0028	0.9641	0.9979

Hypothetical Historical Basket Performance

The following chart shows the hypothetical historical basket performance (expressed as the percentage change in basket value between November 6, 2005 and the date shown on the x-axis) that would have occurred, using weekly historical data obtained from Reuters without independent verification, had such basket been in existence, for the period from November 6, 2005 through November 7, 2010. Unlike your notes, however, the basket reflected below was not calculated using an averaging final value and was calculated using only the final values on the relevant measurement dates. The final value on the final valuation date and basket performance for your notes will be calculated using average values, and the basket performance of notes calculated on an averaging basis may be materially different from the basket performance of notes calculated using a single valuation date. See “General Terms of the Currency-Linked Notes—Additional Amount” in the accompanying product prospectus supplement.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus. The following discussion summarizes for U.S. holders (as defined in the accompanying prospectus) certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the section “United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The notes will be characterized and treated as debt instruments subject to the special rules governing contingent payment obligations for United States federal income tax purposes, and the rest of this discussion assumes such treatment is respected. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the notes will not be foreign currency denominated debt obligations because the “predominant” currency of the notes is the U.S. dollar. Accordingly, we will treat the notes as being denominated in U.S. dollars, and payments on the notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations.

Under the contingent payment obligation rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the notes prior to your receipt of cash attributable to that income. Your cost basis in your notes will be increased by the amount you are required to include in income. A detailed discussion of those rules is set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

We will determine the comparable yield for the notes and the basis on which it is compounded and will disclose this to you in the pricing supplement we will file with the Securities and Exchange Commission following the trade date. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, you will generally be required to include an amount of ordinary income for each $1,000 investment in the notes that we will determine and disclose to you in the pricing supplement we will file following the trade date. In addition, we will determine and disclose to you the projected payment at maturity for the notes in the pricing supplement we will file following the trade date. The amount of ordinary income recognized in 2013 is subject to possible adjustment if the actual payment at maturity differs from the projected payment. You are required to use the comparable yield and projected payment at maturity set forth in the forthcoming pricing supplement in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your United States federal income tax return the use of a different comparable yield and projected payment.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of Nomura and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither Nomura nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Nomura Securities International, Inc. (the “agent”), and the agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this free writing prospectus. The agent will offer the notes to which this free writing prospectus relates to the public at the public offering price set forth on the cover page of this free writing prospectus and to certain dealers at such price less a concession not in excess of 2.25% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. We will disclose our share of the total offering expenses, excluding underwriting discounts and commissions, in a pricing supplement to be filed in connection with the offer of the notes.

The agent expects to purchase the notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this free writing prospectus. To the extent the agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. The agent has advised us that, if it is unable to sell all the notes at the public offering price, the agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. The agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified on the cover page of this free writing prospectus. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, as the original issue date will occur more than three business days from the trade date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.